

Mail Stop 3720

July 17, 2009

Mr. Patrick J. Spratt
Chief Financial and Accounting Officer
KVH Industries, Inc.
50 Enterprise Center
Middletown, RI 02842

> **Re: KVH Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **And Documents Incorporated by Reference**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 6, 2009**
> **File No. 000-28082**

Dear Mr. Spratt:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Backlog, page 8

1. Please revise your disclosure in future filings, if applicable, to explain the basis for the increase in your backlog in each of the last three years.

Management's Discussion and Analysis…, page 26

2. We note your disclosure on pages 14 and 26 that you derive a significant portion of your revenues from a small number of customers. Please revise your management's discussion and analysis in future filings to: identify any customers which represent more than 10% of your revenue; disclose the material terms of your contracts with such customers; and file as exhibits to the Form 10-K the pertinent contracts/agreements pursuant to Item 601(b)(10) of Regulation S-K.

3. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis in future filings to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties. For example, we note that sales of your land mobile products decreased by 46% in 2008 while sales of your marine products increased by 11% during such period. Please explain whether management anticipates continued decline in land and mobile product sales and increases in marine product sales in future periods. These are just examples.

Critical Accounting Policies
Revenue Recognition, page 28

4. We note that under certain limited conditions you may provide for the return of goods. Please provide us with more details of this return policy and the customers who are provided with this right to return goods. Also, tell us why you believe it is appropriate to recognize revenue in these instances. Your response should address paragraphs 6-8 of SFAS 48.

Liquidity and Capital Resources, page 35

5. We note your statement on page 36 that you believe that your cash and cash equivalents will be adequate to meet planned operating and capital requirements "through the foreseeable future." Please provide a more detailed discussion in your future filings of your ability to meet both your short-term and long-term liquidity needs, and the time periods contemplated in each case. Please not we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Notes to Consolidated Financial Statements

(11) Segment Reporting, page 67

6. Tell us in detail how you determined that your mobile communications and navigation
    and guidance equipment industry were a single business activity under SFAS 131. Please
    provide us with a complete set of reports as provided to your chief operating decision
    maker (CODM). Please tell us your consideration of the guidance in paragraphs 10
    through 15 of SFAS 131. Further, please identify your CODM for us. If you have more
    than one CODM, please identify for us who your chief operating decision makers are
    with specific reference to paragraph 12 of SFAS 131.

Definitive Proxy Statement filed April 22, 2009

Compensation Discussion and Analysis, page 10

7. It appears from your disclosure on pages 12-15 that the Compensation Committee used
    Radford's 2007 Executive Compensation Survey for benchmarking purposes in
    additional to the peer group data. If so, you must identify the component companies of
    the survey. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K,
    please identify the benchmarked companies. For further guidance, please refer to
    Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations,
    available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-
    kinterp.htm.

Base Salary, page 13

8. We note that the compensation committee considered each named executive officer's
    experience and training as well as the specific needs of the company, in establishing base
    salaries for 2008. In future filings please discuss more specifically how the
    compensation committee considered these individual performance, subjective and other
    mentioned factors and determined the particular salary amounts for each officer. See
    Item 402(b)(2)(vii) of Regulation S-K.

Annual Cash Bonus, page 14

9. We note your statement that the cash bonus amounts were based in part on individual
    performance goals of the named executive officers. We also note that the bonus was
    based on achievement of a revised earnings per share target. In future filings please
    disclose each of these performance targets. See Items 402(b)(2)(v) and (vii) of
    Regulation S-K. To the extent you believe that disclosure of these objectives or targets is
    not required because it would result in competitive harm such that you may omit this
    information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your
    response letter a detailed explanation of such conclusion. For further guidance, please
    refer to Question 118.04 in our Regulation S-K Compliance and Disclosure
    Interpretations, available on our website at
    http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Equity Incentive Program, page 15

10. We note that these grants are based upon the executive's "prior performance, the importance of retaining the executive's services and the potential for the executive's performance to help [you] attain [your] long-term goals." In future filings please analyze in more detail how the committee's consideration of these individual performance, subjective and other mentioned factors resulted in the compensation awarded to your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Cost of Sales, page 18

11. We note that your gross margin decreased significantly due to various factors including an increase in your inventory reserves. Provide us with more details including the amount recorded and the reasons for the inventory reserve increase. Also, provide us with the change(s) in circumstance(s) and factor(s) that have occurred since December 31, 2008 that required you to increase your reserve. You should explain why you believe your reserve at December 31, 2008 was appropriate in light of your declining product sales, declining economy and increase inventory levels. In this regard, we note your disclosures on page 29.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffat, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,
/s Robert Bartelmes, for

Larry Spirgel
Assistant Director